DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04052906

RECD S.E.C.
DEC 28 2004
1086

December 21, 2004

Steven Kemps
Senior Counsel and Assistant Secretary
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	12/21/2004

Re: Kimberly-Clark Corporation
Incoming letter dated December 1, 2004

Dear Mr. Kemps:

This is in response to your letter dated December 1, 2004 concerning the shareholder proposal submitted to Kimberly-Clark by Arnold R. Carlson. We also have received a letter from the proponent dated December 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Arnold R. Carlson
978 Vincent E.
Venice, FL 34285-6330

55785

Kimberly-Clark

Steven J. Kemps
Senior Counsel and
Assistant Secretary

RECEIVED
2004 DEC -2 AM 10:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 1, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by Arnold R. Carlson

Ladies and Gentlemen:

On August 30, 2004, Kimberly-Clark Corporation (the "Company" or "Kimberly-Clark") received a proposed stockholder resolution (the "Proposal") from Mr. Arnold R. Carlson (the "Proponent") for inclusion in the proxy materials to be distributed in connection with the Company's 2005 Annual Meeting of Stockholders (the "Proxy Materials").

The Proposal calls for the Company to "modify the present Dividend Reinvestment Plan to one that is more beneficial to the company and its shareholders." A copy of the Proposal and the accompanying supporting statement are attached hereto as Exhibit A.

The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, together with the exhibits hereto. We are also sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from its Proxy Materials.

The Proposal Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal is excludable from its Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the administration of the Company's dividend reinvestment plan, which is considered part of the ordinary business operations of the Company.

The administration of a dividend reinvestment plan is a decision that should be made by management. Dividend reinvestment plans vary in structure and operation. The appropriate plan for the Company is not the type of decision to be made by an individual shareholder. Recently, the Staff determined that a proposal to restructure a dividend reinvestment plan and change its administration was excludable under Rule 14a-8(i)(7). *See Synovus Financial Corp.*

Kimberly-Clark Corporation P.O. Box 619100 Dallas, Texas 75261-9100
(972) 281-1441

(Publicly available March 1, 2004). The Staff also determined that stockholder proposals to remove a transfer agent were excludable on the same basis. See *AT&T Corp.* (Publicly available January 30, 2001) and *Dow Jones & Company, Inc.* (Publicly available January 4, 1996). Similarly, the Staff has consistently held that proposals to establish a dividend reinvestment plan relate to the ordinary business of a corporation, and as such, may be omitted under Rule 14a-8(i)(7). See, e.g., *Prudential Financial, Inc.* (Publicly available March 5, 2003); *Southwest Airlines Co.* (Publicly available March 21, 2002); and *Citigroup Inc.* (Publicly available February 7, 2001).

Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(7).

Conclusion

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(7). The Company requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if it does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 972-281-1441.

Very truly yours,

Steven Kemps
Senior Counsel and Assistant Secretary

EXHIBIT A

PROPOSAL TO MODIFY THE KIMBERLY-CLARK CORPORATION DIVIDEND REINVESTMENT PLAN

RESOLVED: That the Shareholders of Kimberly-Clark Corporation direct the Board of Directors to take the necessary steps to modify the present Dividend Reinvestment Plan to one that is more beneficial to the Company and its shareholders.

REASONS: The current plan is very unusual and is not typical of the successful plans that are offered by over 1000 corporations.

The improved plan should include the provision for supplemental payments to be accepted and processed at least monthly. The minimum payment should be for an amount of $25.00 and a maximum amount to be determined by the Directors. There should also be no added service fees.

The company's long term shareholders would find it beneficial to invest on this added number of times per year.

The Company would benefit by an increased participation in this plan which is also an incentive to many of its employees.

THEREFORE: As a shareholder of Kimberly-Clark Corp., I move that the shareholders along with me, vote for the implementation of an improved Dividend Reinvestment Plan as soon as possible.

Submitted By,

Arnold R. Carlson August 30, 2004

ARNOLD R. CARLSON

978 Vincent E.
Venice, FL 34285-6330 E-Mail <acarlson2@Verizon.net>
December 7, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N W
Washington, D.c. 20549

RE: Kimberly-Clark Corp. Letter Dec. 1, 2004

Ladies and Gentlemen::

I would like to reply to the above correstpondence and request your consideration to my Proposal to Kimberly-Clark to make improvements in the Company Dividend Reinvestment Plan.

This same request have been made in previous years by mail to Kimberly-Clark and phone calls to the Company Transfer Agent.

In Mr. Thomas Falks letter to shareholders, dated March 16, 2004, on page 32, it was stated that shareholders could make proposals to be considered at the Company Annual Meeting. I had previously written to Mr. Falk and described what other Companies were doing to improve their plans and get better participation from their shareholders. Most of the points of my sincere correstpondence would appear to have been disregarded. (Enclosed Letters)

Mr. Kemps letter relates to Company Ordinary Business. This Dividend Reinvestment Plan has been in existence for many years as a Company Sponsored Business Enticement to its shareholders. Mr. Falks offer to consider shareholder proposals for its potential value deserves proper consideration and I feel that my suggestions should merit this condideration.

I trust that your judgement of this propsal will be to require that Kimberly-Clark act and allow this proposal to be accepted for inclusion in the 2005 Annual Meeting.

Very truly yours,

Arnold R. Carlson

ARNOLD R. CARLSON

978 Vincent E.
Venice, FL 34285-6330 E-Mail <acarlson2@Verizon.net>
November 9, 2004

Mr. Thomas J. Falk, Chairman
Kimberly-Clark Corp.
P O Box 619100
Dallas, Texas 75261-9100

Good Morning,

I have previously written to you about improving the Kimberly-Clark Dividend Reinvestment Plan.

I would like to first thank you for your Christmas package offer. I have used this for many years and sent packages to my four children and other friends.

Again, I would request that Kimberly-Clark sincerely consider improvements to their present DRP Plan. I have sent details to your personel about other much improved company plans. Enclosed you will find the plan of RPM International, that I have invested in for as many years as KMB Corp. Please take note of this RPM Plan. It states that with free service, RPM pay all Bank Service Charges. Voluntary cash payments are accepted twice monthly, on the 10th and on the last business day.

The most interesting thing about this good plan is that it has over 75% participation of the RPM investors. And, their agent furnishes postage paid envelopes.

Please consider that an improved plan would increase the participation of the Kimberly-Clark investors.

Sincerely yours,

Arnold R. Carlson

ARNOLD R. CARLSON

978 Vincent E.
Venice, FL 34285-6330 E-Mail <acarlson2@Verizon.net>
September 29, 2004

Mr. Steven J. Kemps
Kimberly-Clark Corp.
Corporate Affairs - Dallas
351 Phelps Drive
Irving, Texas 75038

Dear Steven,

Enclosed is copy of the Dividend Investment Plan of Winn-Dixie Stores. This type of plan has been used by the majority of Companies offering DRP Plans.

Please note item 5 on page 6-7. Cash payments will be invested once a month, beginning on the 15th day of each month or the next business day if the 15th is not a business day. Also on page 11, Additional Investments in Winn-Dixie Stock - No Charge To You.

I trust that this will be of some interest to Kimberly-Clark.

Sincerely yours,

Arnold R. Carlson

Forwarded To
KMB

ARNOLD R. CARLSON

978 Vincent E.
Venice, FL 34285-6330 E-Mail <acarlson2@Verizon.net>

What Others say about their Reinvestment Plans.

"Through the plan, Shareholders can automatically reinvest all or a part of their dividends to aquire additional shares and make supplemental stock purchases without paying fees or commissions." They also accept these supplemental payments monthly.

"Participants in the company's Dividend Reinvestment and Direct Stock Purchase Plan may purchase shares of the company's common stock conviently and without fees or commissions through the Dividend Rinvestment or Direct cash payments." This company accepts payments By-Monthly.

Dow Chemical Co. changed its agent from Bk. Boston Equiserve to the Bank of New York. They accept and process supplemental payments weekly and Bank of New York furnish all accounts with postage paid envelopes. Monies must pour into this account!

These statements came from company annual reports in 2004. The Dow comments from my experience with this high quality program.

ARNOLD R. CARLSON

978 Vincent E.
Venice, FL 34285-6330 E-Mail <acarlson2@Verizon.net>

May 6, 2004

Lead Director
Kimberly-Clark Corp.
P.O. Box 619100
Dallas, Texas 75261-9100

Good Morning:

Thank you for this opportunity to address issues of the Corporation with members of the Directors. This is a good step and one which I have not seen with my numerous investments.

My letter is to request that the Directors give consideration be given to improving the Kimberly-Clark Dividend Reinvestment Plan. Kimberly-Clark is an excellent company and they should give their interested shareholders the opportunity of a quality plan with a continuous avenue of regular investing. I would suggest that the current plan be changed to allow at least monthly supplemental payments. The majority of companies with DRP plans have this option.

There are Companies today who are allowing weekly additional payments. One of these is Atmos Energy who switched from Equiserve to American Stock Transfer & Trust Co. Another Equiserve Account was Dow Chemical Co. who went to Bank Of New York and has a bi-monthly plan. Bank Of New York also furnish postage paid envelopes.

These improved plans are a benefit to the Company as it would mean added amounts of money coming into use regularly from satisfied and sincere shareholders.

One of your directors is John Bergstrom, who is a director of Sensient Technologies. They do have a good plan and perhaps Mr. Bergstrom could testify to that.

Sincerely yours,

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kimberly-Clark Corporation
Incoming letter dated December 1, 2004

The proposal directs the board to take the necessary steps to modify Kimberly-Clark's dividend reinvestment plan to one that is more beneficial to the company and its shareholders.

There appears to be some basis for your view that Kimberly-Clark may exclude the proposal under rule 14a-8(i)(7), as relating to Kimberly-Clark's ordinary business operations (i.e., the administration of a dividend reinvestment plan). Accordingly, we will not recommend enforcement action to the Commission if Kimberly-Clark omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark Austin
Attorney-Adviser